Offering Memorandum

Part II of the Offering Statement

(Exhibit A to Form C) Regulation Crowdfunding

UNDER THE SECURITIES ACT OF 1933

www.thrivebiosafety.com



Up to $5,000,000 Under Regulation CF

Thrive Testing and Biosafety, Inc. ("Thrive" "the Company," "we," or "us") is offering up to $5,000,000 (the "Maximum Amount") worth of our common stock. The minimum amount to be raised under this Regulation CF offering is $10,000 (the "Minimum Amount"). This offering is being conducted on a best-efforts basis. The Company must reach its Minimum Amount of $10,000 by August 17, 2021. Unless the Company raises the Minimum Amount of $10,000 under this Regulation CF offering by August 17, 2021, no securities will be sold in this offering, the Investment commitments will be canceled, and committed funds will be returned. If the Company reaches its Minimum Amount before August 17, 2021, the Company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors, who have committed funds, receive notice five business days before the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The United States Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the US Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

See "Risk Factors" beginning on page 5 to read about factors you should consider before investing.

THE COMPANY AND ITS BUSINESS

Thrive Testing and Biosafety, Inc. ("Thrive" or "the Company"), a Delaware C-Corporation, was formed on January 6, 2021.

THE TECHNOLOGY

Qanik DX, Inc ("Qanik"), an Ontario, Canada Corporation, has patented technology called quantum molecular labeled interaction ("qMLI"). The technology has been adapted for real-time, live virus testing starting with SARS-CoV-2 ("Covid"). The basic elements of the testing technique consist of:

1. The Reader is used for detecting bacteria-based pathogens and is already in use by the European Defense Agency and the Center for Disease Control, in the United States,
2. The qMLI synthetic receptor, developed by Qanik, that is added to a saliva sample.
3. The software, developed by Qanik, enhances the Reader's capability to read a targeted virus binding reaction.

A binding reaction occurs between a unique spike protein of the targeted virus and the synthetic receptors in the qMLI reagent. The binding response itself begins in a matter of seconds and is complete in approximately 15 seconds. (See Fig 1. Below)





Fig. 1. Cartoon representation of the structure of the SARS-CoV-2 spike protein S1 complex with ACE2, modelled computationally by using data listed in the PDB database (www.pdb.org) as "6LZG". The spike protein is colored blue, the ACE2 main body is colored green and the binding domain α1 is colored magenta.

The Reader is a laser-driven, high-powered photon detector that can read the energy signature of the binding reaction in real-time. The Reader can immediately deliver test results to a test subject's mobile phone, a localized computer database, and the cloud. All connectivity software is Health Insurance Portability and Accountability Act of 1996 ("HIPPA") compliant. (See photo above)

THE RELATIONSHIP OF THRIVE BIOSAFETY, INC. TO QANIK DX, INC.

Thrive, pursuant to an executed term sheet and initial payment to Qanik, is an equity investor in Qanik, the holder of intellectual property described above. Through Qanik's wholly-owned subsidiary Qanik X, Thrive is also the exclusive licensee for commercialization of the virus testing capability in the western United States America with an option for the remaining four territories of the United States delineated by Qanik X. The western territorial license that Thrive holds is for 11 states with a population of approximately sixty-six million people and includes Alaska and Hawaii.

TESTING, FOOD AND DRUG ADMINISTRATION AUTHORIZATION AND APPROVAL

Diagnostic testing on humans to detect a disease must be authorized or approved by the US Food and Drug Administration ("FDA"). Qanik and its regulatory consulting team have undertaken the responsibility of obtaining the necessary authorizations and approvals for Thrive to commercialize the testing in the United States. Qanik has completed 500 tests at its Laboratories in Estonia, and 500 tests are to be conducted in the European Union Defense laboratories in Brussels, Belgium. Upon completion of those 1000 tests, including live Covid virus and all known variants, the results will be submitted to the FDA with the goal of obtaining the FDA's emergency use authorization ("EUA"). Upon receipt of the EUA, Thrive can begin offering virus testing services on humans in the western United States.

STOCK EXCHANGE LISTING – FOLLOW ON OFFERING

Upon receipt of an FDA EUA, the Company intends to either file an S-1 Registration Statement or a Regulation A, Tier 2 offering of at least $5 million pursuant to regulations of the Securities Act of 1933 and 1934. The Company also intends to list its common stock on a stock exchange to allow the public trading of its shares. Shares purchased during this Regulation CF offering and those investors who presently hold convertible notes in the Company that automatically convert to common shares at the time of a Regulation A offering will have a portion of their shares registered or otherwise cleared for free trading. The exact number of investors' shares that become free trading on an exchange depends upon the type of filing the Company pursues.

(See OWNERSHIP AND CAPITAL STRUCTURE; THE OFFERING; RIGHTS OF THE SECURITIES - Below)

DUE DILIGENCE

FlashFunders Funding Portal, LLC, has performed due diligence.

THE TEAM

Officers, Directors, and Key Employees

This table shows the principal people on our team:

Name	Position	Age	Date Elected or Appointed	Fulltime with the Company?
Officers:				
Guy Zajonc	CEO/Director Board Chairman	69		Yes
Michael Pfeffer	President/Director	52		Yes
Brad Herr	CFO/Director	67		No
Directors:				
Sharon Anderson-Morris	Director	60		No

Guy Zajonc, JD – Chairman & CEO

Guy has 40 years as a business lawyer and entrepreneur. Guy has counseled numerous startups, early-stage private and public companies. Guy was general counsel and project manager to Deep Ocean Expeditions, Inc., the Company responsible for pioneering tourist dives on the Titanic in partnership with the Russian Academy of Sciences deep submersible program. Guy also helped negotiate, document and project manage James Cameron's return to the Titanic to produce the feature film *Ghosts of the Abyss* and the production of "James Cameron's Expedition *Bismarck*." Guy founded Five by Five Media, Inc., a full-service television and feature film production company where he served as CEO. In partnership with IAC/Electus, Five by Five is best known for its Emmy-winning ABC series, *Jamie Oliver's Food Revolution,* and NBC series *Fashion Star.* Guy has a business degree from Southern Illinois University, where he attended on a Division 1, NCAA track and field scholarship and a Juris Doctorate from Gonzaga University School of Law.

Michael Pfeffer– President & Director

Michael has over 25 years of experience as an entrepreneur, CEO, Angel Investor, Venture Capitalist and founder of Kolohala Ventures. Michael has the ability to help take any venture or endeavor to the next level. Michael has more than half a dozen successful exits to his name, ranging from 1x to more than 300x returns. Examples of his prior exits include AllRecipes.com (acquired by Reader's Digest), Film.com (acquired by RealNetworks), InterNAP (NSDQ: INAP), Hoku Scientific [NSDQ: HOKU]), and Proxim Wireless (Terabeam acquired by YDI), Most recently Innovasc which was acquired for $275M in Sept. 2020. Examples of Kolohala Ventures portfolio companies include Soane Energy, Hawaii Biotech, OneMedNet, and Cardax Pharmaceuticals (CDXI), to name a few. Michael holds a BA in Anthropology from the University of California at Santa Barbara (1991) and an MA in Anthropology from the University of Hawai'i at Manoa (1995). He was a doctoral candidate at the University of Washington from 1995-1997 before leaving the program to co-found Allrecipes.com.

Brad Herr, J.D. CPA, MBA – Interim CFO & Director

Brad has over 30 years of experience managing private and public corporate financial reporting functions, providing risk management oversight and, as a member management teams. Brad practiced law for 13 years in securities law and participated as legal counsel or principal in private and public offerings raising more than $75 million. Brad has served as CFO, COO, President, and Board Member for several publicly traded and private companies. Brad graduated with a Bachelor of Science Degree in Business Accounting in 1977 and a Juris Doctorate in 1983 from the University of Montana. Brad also holds an MBA from Gonzaga University.

Sharon Anderson Morris – Advisor & Director

Sharon Anderson Morris is the CEO of FiReFilms, a membership-based organization supporting scientifically based documentaries to educate, inspire, and transform humanity from conception through distribution. FiReFilms is an initiative of the Strategic News Service (SNS). Sharon was the co-founder, producer, and interviewer of global world-changing technology leaders for the SNS / Park City's speaker serices "Future in Review" (2013-2017) in Park City and Salt Lake City, Utah. From 2003-2018, she was the senior programs director for Strategic News Service and SNS Future in Review (FiRe) events. Sharon's passion is to use her global connections in technology to benefit humanity and our world. After receiving her undergraduate degree in International Business and French Translation, Sharon went on to Celanese Chemical Corp. while studying for her master's degree in International Business.

RISK FACTORS

Our Company is subject to all the same risks that all companies in this economy, are exposed to daily. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

- **New Company.** Thrive is a new company. It has no history, no clients, no revenues. If you are investing in this Company, it's because you believe that Thrive will be able to, at some point time, market and sell biosafety as a service using the LDI Innovations Reader together with the qMLI synthetic receptor test for viruses. Further, we have never made a profit, and there is no assurance that we will ever be profitable

- **FDA and other governmental regulations.** Our Thrive business model is subject to federal, state, and local laws and regulations, including the Federal Food and Drug Administration ("FDA"). We cannot proceed with human diagnostic testing until we receive either the FDA Emergency Use Authorization ("EUA") or FDA approval. Our Thrive virus test, powered by Qanik, collects individual healthcare information in real-time. Consequently, all aspects of our technology must comply with the Health Insurance Portability and Accountability Act of 1996 ("HIPPA"), including but not limited to the transfer of testing information to the test subject's cell phone, any centralized data collection, including cloud storage and the transmission of test data to state and federal officials for tracing, tracking and other pandemic response purposes. Compliance and or changes in existing laws or regulations could require material expenses and negatively affect our financial results through lower sales or higher costs.

- **Competition.** The human diagnostic testing industry is highly competitive, including very large and very well-funded companies. In the Covid space, there are dozens of FDA EUAs currently authorized with more submissions to the FDA each week. Our test must be able to compete with the tests currently in the marketplace and in existing use. The existing tests that already have their EUA will make it more difficult for us to achieve market penetration, revenues, and profits.

- **Dependence on key personnel.** Our performance depends significantly upon the continued contributions of our executive officers, the executive officers of Qanik, and a highly trained and deeply experienced scientific team located in Estonia. The Estonian team pioneered the virus testing technology and has continuing responsibilities for ensuring its reliability and relevance to the demands of the marketplace. These officers, scientists, and other key personnel have many years of experience in their respective roles, making it difficult to replace them. If we lose key personnel or cannot recruit qualified personnel, our operations and ability to manage our business may be adversely affected. We do not maintain key-man life insurance policies for our officers, directors, or key personnel.

- **License to commercialize Qanik Intellectual Property**. The Company is presently a small equity holder in Qanik, the owner of all intellectual property involved in the testing capability. Thrive does not own any of the intellectual property. Thrive holds a license of the technology for commercialization. Qanik will be solely responsible for defending against infringers and may not have the resources to mount a defense and enforce its patent. Also, no assurances can be given that the intellectual property of Qanik (i) will not infringe upon the intellectual property rights of others or (ii) that the patent and pending patent applications are valid or that they will be enforceable.

- **Thrive is a licensee of Qanik.** The Company currently licenses its right to commercialize the technology from Qanik according to a binding and executed term sheet that can be renegotiated if the speed of regulatory approvals Thrive financing, the scaling of manufacturing, and a commercial rollout do not meet the expectations of the parties. Any of these contingencies could disrupt the agreed terms and cause us to lose our rights under that agreement.

- **Thrive has not fully paid the agreed Qanik.** Thrive has only paid a small portion of its agreed licensing fee. If this or subsequent offerings do not raise enough capital, Thrive may not be able to pay the required fee and lose its license.

- **The current valuation of the Company is difficult to assess.** Unlike publicly traded companies that list their shares on a stock exchange resulting in market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment. If and when the Company undertakes additional rounds of equity financing, your ownership interest in the Company represented by the shares you own will be diluted. As a percentage, you will own less of the Company as a result of each new round of capital raised.

- **Our investor presentation includes financial projections over the next twelve months.** Our projections are the opinion of management regarding our ability to market and generate sales for our products and services. There are no assurances we will be able to achieve the revenue goals represented in those projections.

- **The auditor has included a "going concern" note in the financial statements**. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through this Regulation CF crowdfunding round plus a Regulation A offering in the future, we may not accurately anticipate how quickly we may use the funds and if it is sufficient for our business to achieve profitability.

- **The Company will likely need more money.** In this and its subsequent offerings, the Company might not sell enough shares to meet its operating needs or fulfill its plans. In this case, the Company may cease operating, including liquidating its assets and losing its license to intellectual property, which could lead to the total loss of your investment. Even if it sells all the common stock it's offering now, it will probably need to raise more funds in the future, and if it can't get them, the business could fail. Even if the Company does make a successful offering in the future, the terms of that offering might result in your investment in the Company being valued less. Later investors may get better terms, and the issuance of their shares may dilute your ownership.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities. More importantly, there is currently no market for these securities. There might never be one. The Company may not achieve its goal of going public or get acquired by another company. That means the money you paid for these securities could be tied up for a long time.

- **You may have difficulty depositing your shares.** Even if the Company successfully lists its shares to a stock exchange, you may have difficulty depositing your shares with a broker. Many licensed broker-dealers refuse to deposit shares listed on the Over The Counter ("OTC") exchange. The Company may need to raise enough capital to list to a major exchange for you to deposit your shares easily. The listing requirements of major exchanges are more difficult to achieve, and the Company may fail to meet those requirements.

OWNERSHIP AND CAPITAL STRUCTURE; THE OFFERING; RIGHTS OF THE SECURITIES

Ownership

The table below reflects current owners of 20% or more equity in a class of securities in the Company as of March 31, 2021:

Beneficial owner	Amount and class of securities held	Percent of voting power before the Offering
Guy Zajonc	10,600,000 shares of Common Stock	46.10%
Michael Pfeffer	6,200,000 shares of Common Stock	27.00%

The above figures do not include convertible notes that the Company has already issued to existing investors, nor shares currently offered for sale. The conversion of these notes will impact the ownership and voting power percentages of those buying shares through this offering. The above figures also do not include shares reserved for options and warrants.

The Offering

The securities offered in this offering

The Company is offering Common Shares to investors in this Regulation CF offering at forty cents ($0.40) per share.

Thrives's authorized capital stock consists of 100,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. As of March 31, 2021, the outstanding shares included: 23,000,000 shares of Common Stock and no Preferred Shares have been issued.

Our Target Amount for this offering to investors under Regulation Crowdfunding is $1,000,000. We will accept up to $5,000,000 from investors through Regulation Crowdfunding before the deadline of July 26, 2022.

The minimum investment in this offering under Regulation Crowdfunding is $200.00

Dividend Rights

Subject to preferences that may apply to any then outstanding preferred stock, holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share, on a pro-rated basis, in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock. The rights, preferences, and privileges of the holders of the Company's common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

Preferred Stock

The Company has authorized 10,000,000 shares of Preferred Stock at $0.0001 par value ("Preferred Stock"). As of March 31, 2021, no shares of Preferred Stock were issued and outstanding.

Dividend Rights, Right to Receive Liquidation Distributions

Concerning dividend rights and rights upon any voluntary or involuntary liquidation, dissolution, or winding up of the Company ("Liquidation Event"), the Series A Preferred Shares are senior in preference and priority to the common stock and any other class or series of equity security established and designated by the Company's Board of Directors.

In the event of any Liquidation Event, the holders of shares of the Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of any Junior Securities by reason of their ownership thereof, an amount per share equal to the liquidation preference, plus the amount of accrued and unpaid dividends thereon from the Original Issue Date through the date of liquidation. If upon any such Liquidation Event the assets of the Company available for distribution to its stockholders are insufficient to pay the holders of shares of the Preferred Stock the full amount to which they are entitled, the holders of shares of the Preferred Stock (and other securities held in parity) will share, on a pro-rata basis, in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Voting Rights, Conversion to Common Stock, Rights and Preferences

The authorized but unissued shares of Preferred Stock may be divided into and issued in designated series, from time to time, by one or more resolutions adopted by the Board of Directors. In their sole discretion, the Directors shall have the power to determine each series of preferred stock's relative powers, preferences, and rights. Any issued Preferred Stock has preference over Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights regarding the Company's corporate actions, including additional issuances of securities, Company repurchases of securities, a sale of the Company, or its significant assets or Company transactions with related parties. Investors in this Offering under Regulation CF and many, if not all, of the investors in the previous Regulation D offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the Company's corporate actions.

Transfer Agent

We have selected Globex Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent. They will be responsible for keeping track of who owns our common stock.

Liabilities and Litigation

The Company has no unresolved or unpaid liabilities. There is no pending litigation against the Company.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found in Exhibit B to Form C, of which this Offering Memorandum forms a part. The financial statements were audited by Assure CPA, LLC as of March 31, 2021, and for the period from inception (January 12, 2021) through March 31, 2021.

Financial Condition

The following discussion includes information based on our audited financial statements from inception (January 12, 2021) through March 31, 2021, which does not represent a full fiscal year. We are a newly formed company. Through the period covered by our financial statements, our operations have been limited to organizational activities, negotiation of rights to use the technology that will serve as the basis for our business, and related organizational activities common to newly formed companies.

Results of Operations

We had no revenues from operations or other income in the period ended March 31, 2021. We do not anticipate that we will commence active operations until Qanik and the qMLI technology receives an emergency use authorization from the FDA.

The Company's operating expenses consisted primarily of payments to our founders for consulting services during our organizational stage. The Company incurred a net loss of $62,823 from inception (January 12, 2021) through March 31, 2021.

Liquidity and Capital Resources; Future Trends

To date, the Company has not made any profits and is still a "development stage company." The Company has recorded losses from inception through March 31, 2021, in the total amount of $62,823.

Loans from the issuance of notes initially capitalized the Company. The principal amount of notes outstanding as of March 31, 2021, was $300,000. On March 31, 2021, the Company had cash on hand in the amount of $137,179. Management estimates our current burn rate (net cash out) to be, on average, $45,000 per month.

Indebtedness

In February 2021, the Company placed $300,000 in convertible notes with two investors. The notes bear 8% interest, mature one year after their dates of issuance, and are due in full with accrued interest at maturity. These notes are unsecured and are convertible into the Company's common stock at a conversion rate of $0.10 per share. The notes are immediately converted, without interest, in the event the Company becomes publicly traded prior to maturity. Subsequent to March 31, 2021, we have placed $150,000 in additional convertible notes with three investors. The terms of the additional notes are the same as the original notes placed in February 2021, except the conversion rate is $0.20 per share.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- At the Company's inception, we issued 20,000,000 shares to our founders at a par value of $0.0001 per share. The founder's shares were issued in reliance on Section 4(a)(2) of the Securities Act for aggregate consideration of $2,000. These proceeds, received after March 31, 2021, are available for general business purposes.

- In February 2021, we placed convertible notes in reliance on Regulation D under the Securities Act for consideration of $300,000. The proceeds of this offering were used for general business purposes.

- In May and June, we placed additional convertible notes aggregating $150,000. These notes were issued in reliance on Regulation D under the Securities Act, and the proceeds are available for general business purposes.

Valuation

The Company established the $0.40 price per share for shares offered in this Crowd Funding based on management's assessment of the Company's current and future value, as well as relative risk for investors investing in similarly situated companies.

USE OF PROCEEDS

The following table set out the sources and uses of proceeds from this offering, assuming the amount raised is $1,000,000, $2,500,000, or $5,000,000. The net proceeds of this offering take into account the following: An estimated $25,000 in fixed offering expenses covering audit and legal fees. Fees for formatting the filing to meet the requirements of the EDGAR system maintained by the SEC. State notice filing fees, portal fees, and backend fees for the portal. Regardless of the amount raised in the offering, the proceeds from the offering will be used primarily for licensing the qMLI technology from Qanik, commencing operations, and providing a source of working capital for future operations.

Uses of Proceeds	$1,000,000 Raise	$2,500,000 Raise	$5,000,000 Raise
Gross offering proceeds	$ 1,000,000	$ 2,500,000	$ 5,000,000
Fixed costs of the offering	25,000	25,000	25,000
Variable costs of the offering	70,000	175,000	350,000
Net offering proceeds	905,000	2,300,000	4,625,000
Uses of proceeds			
License costs	500,000	1,250,000	2,500,000
Commencement of operations	250,000	500,000	1,000,000
Capital equipment	100,000	250,000	500,000
Working capital	55,000	300,000	625,000
Total uses of proceeds	$ 905,000	$ 2,300,000	$ 4,625,000

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the Company's business needs.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding. The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. When available, annual reports will be posted on our website at http://thrivebiosafety.com/investors. Annual reports will be posted within 120 days after the end of each fiscal year.

Updates

Updates on the status of this offering may be found at: www.flashfunders.com/thrivebiosafety.

FLASHFUNDERS INVESTMENT PROCESS

See Exhibit C to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBITS:

EXHIBIT B: Financial Statements
EXHIBIT C: Offering Page
EXHIBIT D: Video Transcripts
EXHIBIT E: Form of Security

EXHIBIT: B

FINANCIAL STATEMENTS

THRIVE TESTING AND BIOSAFETY, INC.

Contents



Assure CPA, LLC
7307 N. Division, Suite 222
Spokane, WA 99208

Main | 509.535.3503
Fax | 509.535.9391
www.assure.cpa

Independent Auditor's Report

To the Shareholders and the Board of Directors of Thrive Testing and Biosafety Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Thrive Testing and Biosafety, Inc. which comprise the balance sheet as of March 31, 2021, and the related statement of operations, changes in shareholders' equity and cash flows for the period from inception (January 12, 2021) to March 31, 2021, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thrive Testing and Biosafety, Inc. at March 31, 2021, and the results of its operations and its cash flows for the period from inception (January 12, 2021) to March 31, 2021 in accordance with generally accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has accumulated losses since inception and negative working capital. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/Assure CPA LLC

Assure CPA, LLC

Spokane, Washington
July 2, 2021

THRIVE TESTING AND BIOSAFETY, INC.
BALANCE SHEET
March 31, 2021

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	137,177
Total current assets		137,177
Investment in Qanik X, Inc. (Note 3)		100,000
Total Assets	$	237,177

LIABILITIES AND STOCKHOLDERS' DEFICIT

LONG-TERM LIABILITIES		
Notes payable (note 2)	$	300,000
COMMITMENTS AND CONTINGENCIES (Note 2 and 6)		
STOCKHOLDERS' EQUITY (DEFICIT):		
Preferred Stock, $0.0001 par value per share, 10,000,000 shares authorized, no shares issued and outstanding.	$	-
Common stock, $0.0001 par value per share, 100,000,000 shares authorized, 20,000,000 issued and outstanding		2,000
Subscriptions receivable, common stock		(2,000)
Accumulated deficit		(62,823)
Total stockholders' deficit		(62,823)
Total Liabilities and Stockholders' Deficit	$	237,177

The accompanying notes are an integral part of these financial statements.

THRIVE TESTING AND BIOSAFETY, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM INCEPTION (JANUARY 12, 2021) TO
MARCH 31, 2021

OPERATING EXPENSES:		
Officer and director compensation	$	62,500
General and administrative		323
Total operating expenses		62,823
NET LOSS FROM OPERATIONS	$	(62,823)
NET LOSS PER COMMON SHARE - Basic and diluted	$	(0.003)
WEIGHTED AVERAGE NUMBER OF COMMON		
SHARES OUTSTANDING - Basic and diluted		20,000,000

THRIVE TESTING AND BIOSAFETY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD FROM INCEPTION (JANUARY 12, 2021) TO MARCH 31, 2021

	Common Stock		Stock Subscriptior	Accumulated	
	Shares	Amount	Receivable	Deficit	Total
	-	$ -	$ -	$ -	$ -
Shares of common stock subscribed by founders for organizational activities	20,000,000	2,000	$ (2,000)	-	-
Net loss	-	-	-	(62,823)	(62,823)
BALANCES, March 31, 2021	20,000,000	$ 2,000	$ (2,000)	(62,823)	$ (62,823)

The accompanying notes are an integral part of these financial statements.

THRIVE TESTING AND BIOSAFETY, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION (JANUARY 12, 2021) TO MARCH 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(62,823)
NET CASH (USED IN) OPERATING ACTIVITIES		(62,823)
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in Qanik X, Inc.		(100,000)
NET CASH (USED) IN INVESTING ACTIVITIES		(100,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from notes payable		300,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		300,000
NET CHANGE IN CASH AND CASH EQUIVALENTS		137,177
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		-
CASH AND CASH EQUIVALENTS END OF PERIOD	$	137,177
NON-CASH ACTIVITIES		
Shares of common stock subscribed by founders		
for organizational activities	$	2,000

The accompanying notes are an integral part of these financial statements.

THRIVE TESTING AND BIOSAFETY, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Thrive Testing and Biosafety, Inc. (the "Company," "us", "we" or "our") was incorporated under the laws of Delaware in January 2021. The Company has entered into a license agreement (the "License") with Qanik X, Inc. ("Qanik"), a Canadian corporation organized under the laws of Alberta, Canada, for the purpose of furthering development and commencement of operations for a viral testing technology. The Company is finalizing the license terms for the western United States and will have options to expand the license to other areas upon payment of licensing fees. The agreement with Qanik also includes an equity investment in Qanik, which owns the rights to develop, manufacture and sell the testing technology. The viral testing technology is being developed to provide rapid testing results for COVID-19, influenza A and B, and other viruses.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company was recently formed and has limited operations through March 31, 2021. The Company has limited financial resources to continue its business. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing. Management has evaluated these conditions and plans to raise capital in 2021 to sustain operations. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Impairment of investment in Qanik X, Inc. and the likelihood that the notes payable will be converted into shares of common stock are subject to estimates. Actual results could differ from those estimates.

THRIVE TESTING AND BIOSAFETY, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, Continued:

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

As of March 31, 2021, all of the Company's cash were held at one accredited financial institution.

Fair Value Measurements

GAAP specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

At March 31, 2021, the Company did not have any assets or liabilities that were measured at a fair value on a recurring basis.

THRIVE TESTING AND BIOSAFETY, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, Continued:

Financial Instruments

The carrying amounts of cash and cash equivalents and notes payable reported on the balance sheet approximates their fair values as of March 31, 2021.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less when acquired to be cash equivalents.

Investments

Equity securities are generally measured at fair value. If an equity security does not have a readily determinable fair value, the Company may elect to measure the security at its cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment in the same issuer. At the end of each reporting period, the Company reassesses whether an equity security without a readily determinable fair value qualifies to be measured at cost less impairment, considers whether impairment indicators exist to evaluate whether the investment is impaired and, if so, records an impairment loss. Upon sale of an equity security, the realized gain or loss is recognized in earnings. At March 31, 2021, the Company has an investment in one equity security, Investment in Qanik X, Inc., that does not have a readily determinable fair value and, accordingly, is accounted for at its cost less impairment (Note 3).

Income taxes

The Company's first fiscal year will end on December 31, 2021. The Company utilizes the liability method of accounting for income taxes which requires that deferred tax assets and liabilities be recorded to reflect the future tax consequences of temporary differences between the book and tax basis of various assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Additionally, deferred tax assets are evaluated, and a valuation allowance is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. The Company's policy is to recognize interest and penalties related to income tax matters in income tax expense. The Company evaluates its tax positions taken or expected to be taken in the course of preparing its tax returns to determine whether the tax positions will more likely than not be sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are not recorded as a tax benefit or expense in the current year. No reserve for uncertain tax positions has been recorded.

THRIVE TESTING AND BIOSAFETY, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES, Continued:

<u>**Net Earnings (Loss) Per Share**</u>

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses, common stock equivalents, if any, are not considered, as their effect would be anti-dilutive. During the period ended March 31, 2021, the Company's common stock equivalents consisted of $300,000 in convertible notes that, upon conversion will result in issuance of 3,000,000 shares of common stock.

<u>**Recently Adopted Accounting Pronouncements**</u>

Accounting Standards Updates Adopted

In August 2020, the Financial Accounting Standards Board ("FASB") issued Auditing Standards Update ("ASU") ASU No. 2019-12 Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. The update is to address issues identified as a result of the complexity associated with applying generally accepted accounting principles for certain financial instruments with characteristics of liabilities and equity. The Company adopted this update at its inception.

Accounting Standards Updates to Become Effective in Future Periods

In December 2019, the FASB issued ASU No. 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The update contains a number of provisions intended to simplify the accounting for income taxes. The update is effective for fiscal years beginning after December 15, 2020, with early adoption permitted. Management is evaluating the impact of this update on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption.

NOTE 2 – NOTES PAYABLE

In February 2021, the Company placed $300,000 in convertible notes (the "Notes") with private investors. The Notes bear interest at 8% per annum, are due at maturity one year after the date of issuance and are convertible into shares of common stock of the Company at the option of the investors, or automatically in the event the Company's shares become publicly traded prior to maturity. The Notes convert to common stock at the rate of $0.10 per share, without interest, subject to adjustment of changes in the capital structure of the Company. See Note 7 - Subsequent Events.

THRIVE TESTING AND BIOSAFETY, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – NOTES PAYABLE, Continued:

The Company is currently pursuing steps to become a publicly traded entity before December 31, 2021 by completing a crowd funding and listing its shares on the OTC Pink Market, followed by a public offering of its common equity pursuant to Regulation A. These steps will trigger automatic conversion of the Notes.

NOTE 3 – INVESTMENT IN QANIK X, INC.

As of March 31, 2021, the Company has 50,000 shares of common stock in Qanik and warrants to acquire another 50,000 shares of common stock at $4.00 per share. Qanik is a non-affiliated privately held entity. The Company paid $100,000 for the Qanik shares and warrants on March 1, 2021.

NOTE 4 – RELATED PARTY TRANSACTIONS

Related parties include the four founders of the Company, who also serve as officers and directors. The officers and directors subscribed for an aggregate of 20,000,000 shares of common stock at inception for an aggregate total consideration of $2,000. This amount is recorded in equity as subscriptions receivable from the founders at March 31, 2021 and is expected to be received prior to June 30, 2021. The Company and the founders have also entered into independent contractor agreements providing for consulting fees payable to each founder commencing on March 1, 2021 as follows: Guy M. Zajonc and Michael Pfeffer - $15,000 per month; Sharon Anderson Morris and Brad E. Herr - $5,000 per month.

NOTE 5 – SHARE CAPITAL

At inception, the Company authorized 1,000 shares of no-par value common stock. On April 9, 2021, the Company amended its articles of incorporation to increase the authorized capital stock to 100,000,000 shares of $0.0001 par value common stock and 10,000,000 shares of $0.0001 par value preferred stock issuable in series upon such rights and preferences as the Board of Directors of the Company may determine. At that time, the Company also adopted a 50,000 to one forward split resulting in 20,000,000 total common shares issued and outstanding at March 31, 2021. The capital structure and all outstanding stock and stock issuances have been retroactively adjusted to present this stock split as if it had occurred at inception. No series of preferred stock has been authorized and no preferred shares have been issued.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company has entered into a non-binding license agreement with Qanik. The license agreement requires the Company to make payments aggregating $3,500,000 over time to Qanik based on the achievement of milestones by Qanik and grant of regulatory approvals by the United States Food and Drug Administration ("USFDA") for the use of the technology by the Company for COVID-19 testing in humans. In connection with the license agreement, the Company paid Qanik $100,000 for 50,000 Qanik Units, with each unit consisting of one share of Qanik common stock and one warrant exercisable at $4.00.

THRIVE TESTING AND BIOSAFETY, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 7 – IMPACT OF COVID-19

The Company is newly formed and has had no operations to date other than organizational efforts and negotiations with Qanik.

The effects of the continued outbreak of COVID-19 and related government responses could include extended disruptions to supply chains and capital markets, reduced labor availability and a prolonged reduction in economic activity. These effects could have a variety of adverse impacts to the Company, including our ability to operate. As of March 31, 2021, the Company is not aware of any material adverse impacts to the Company's operations due to COVID-19.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through July 2, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

As described in Note 5, the Company amended its articles of incorporation to increase its authorized stock and adopted a stock split.

On May 14, 2021, the Company subscribed for an additional 37,500 Units in the Qanik offering at a cost of $75,000. Each unit consists of one common share of Qanik and one warrant to purchase one common share of Qanik at $4.00.

Subsequent to the period end and through July 2, 2021, the Company placed an additional $150,000 of notes payable to investors. The Notes bear interest at 8% per annum, are due at maturity one year after the date of issuance and are convertible into shares of common stock of the company at the option of the holders, or automatically in the event the Company's shares become publicly traded prior to maturity. The Notes convert to common stock at the rate of $0.20 per share without interest (prior to the change in capital structure and forward split as indicated in Note 5), subject to adjustment of changes in the capital structure of the Company.

EXHIBIT: C

OFFERING PAGE



FLASHFUNDERS

Thrive Bio Safety



Amount Raised	Investors	Days Left
$0	0	362

This securities offering is filed with the Securities and Exchange Commission (the "SEC"). The official filing and all updates may be obtained both here and on this offering's "Data Room" page. These statements reflect management's current views with respect to future events based on information currently available and are subject to risk factors that could cause actual results to differ materially. Investors are cautioned to not rely on these forward-looking statements as they do not represent guarantees of future results or performance, which cannot be made. No person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results, except as required by the applicable law, regulations or rules. There are further risks factors mentioned in the Prospectus. There is a risk of loss of the entire investment. There is no guarantee of any specific outcome. Past performance is not indicative of future results.

Spokane, Washington ♡ Follow for updates

Pitch | Team | Fundraising | Comments | Data Room

INVESTOR PRESENTATION



▸ Disclosures & Risk Factors

Disclosures

This Presentation (the "Presentation") contains sensitive business and financial information. The sole purpose of this Presentation is to assist the recipient in deciding whether to proceed with a further inquiry of the Company. This Presentation does not purport to be all-inclusive or to necessarily contain all the information that a prospective investor may desire in evaluating a possible business transaction with the Company.

By accepting this Presentation, the recipient agrees to keep confidential the information contained herein or made available in connection with any further inquiry of the Company. This Presentation may not be photocopied, reproduced or distributed to others at any time without the prior written consent of. Upon request, the recipient will promptly return all materials received from the Company or (including this Presentation) without retaining any copies thereof.

This Presentation has been prepared for informational purposes relating to this transaction only and upon the express understanding that it will be used only for the purposes set forth above. The Company does not make any express or implied representation or warranty as to the accuracy or completeness of the information contained herein or made available in connection with any further investigation of the Company. The Company expressly disclaims any and all liability which may be based on such information, errors therein or omissions therefrom. The recipient shall be entitled to rely solely on the representations and warranties made to it in any definitive agreement and the due diligence that recipient conducts.

In furnishing this Presentation, the Company undertakes no obligation to provide the recipient with access to any additional information. This Presentation shall neither be deemed an indication of the state of affairs of the Company nor constitute an indication that there has not been any change in the Company or affairs of the Company since the date hereof.

This Presentation does not constitute an offer to sell or solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation in such jurisdiction.

This Presentation includes certain statements, estimates and projections with respect to the anticipated future performance of the Company. Such statements, estimates and projections are based on significant assumptions and subjective judgment concerning anticipated results. These assumptions and judgments are inherently subject to risks, variability and contingencies, many of which are beyond the Company's control. These assumptions and judgments may or may not prove to be correct and there can be no assurance that any projected results are obtainable or will be realized. Actual results likely will vary from those projected, and such variations may be material. In addition, this Presentation does not describe certain risks associated with the Company's business. All communications or inquires relating to the Company or this Presentation should be directed to the Company © 2021 All rights reserved.



There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indictive of future results. See disclosures at the beginning.

Disclaimer / Safe Harbor

Disclaimer

This document is based on information provided by Thrive Biosafety (the "Company") and other sources that the Company believes are reliable. Nothing in this document is, or may be relied upon as, a promise or representation by the Company as to the past or the future information or results. This is not an offer or the solicitation of an offer to buy any securities of the Company, and readers should not construe the contents of this document as investment, legal or tax advice. The information contained in this document is made as of the date hereof and does not reflect any events that may occur subsequent to the date hereof. The Company undertakes no duty or obligation to update or revise the information included in this presentation.

Safe Harbor Statement

This presentation contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those described in the forward-looking statements. These risks include, among others: general economic and business conditions; industry capacity; industry trends; competition; changes in business strategy or development plans; project performance; availability, terms, and deployment of capital; and availability of qualified personnel, as well as the risks and other factors set forth in our periodic filings with the U.S. Securities and Exchange Commission.



There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indictive of future results. See disclosures at the beginning.

Forward Looking Statements

Statements made in this document may be forward-looking and therefore subject to various risks and uncertainties. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Factors that could cause results to vary include those identified in the Company's filings with Canadian, United Kingdom and U.S. securities regulatory authorities. These factors include, but are not limited to our ability to enter into in-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical, medical device, biotech, human tissue management or related companies and keep such agreements in effect; integration difficulties and other risks if we acquire or in-license technologies or product candidates; the product approval process is highly unpredictable; the timing of completion of clinical trials; reliance on third parties to manufacture our products; we may be subject to product liability claims; unexpected product safety or efficacy concerns may arise; the medical device industry is highly competitive; requirements for additional capital to fund future operations; dependence on key managerial personnel and external collaborators; no assurance that we will receive regulatory approvals in the United Kingdom, U.S., Canada or any other jurisdictions; various laws pertaining to health care fraud and abuse; reliance on the success of strategic investments and partnerships; the publication of negative results of clinical trials; unpredictable development goals and projected time frames; rising insurance costs; ability to enforce covenants not to compete; risks associated with the industry in which it operates; foreign currency risk; the potential violation of intellectual property rights of third parties; our efforts to obtain, protect or enforce our patents and other intellectual property rights related to our products; changes in the United Kingdom, U.S., Canadian or foreign patent law; inability to protect our trademarks from infringement; shareholders may be further diluted; volatility of our share price; a significant shareholder; we do not currently intend to pay dividends; we may be unsuccessful in evaluating material risks involved in complete and future acquisitions; we may be unable to identify, acquire or integrate acquisition targets successfully. Except as required by the United Kingdom, Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

Notice of Confidentiality

This presentation contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those described in the forward-looking statements. These risks include, among others: general economic and business conditions; industry capacity; industry trends; competition; changes in business strategy or development plans; project performance; availability, terms, and deployment of capital; and availability of qualified personnel, as well as the risks and other factors set forth in our periodic filings with the U.S. Securities and Exchange Commission.



There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indictive of future results. See disclosures at the beginning.

Risk Factors

RISK FACTORS

Our Company is subject to all the same risks that all companies in this economy, are exposed to daily. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

New Company. Thrive is a new company. It has no history, no clients, no revenues. If you are investing in this Company, it's because you believe that Thrive will be able to, at some point time, market and sell biosafety as a service using the LDI Innovations Reader together with the qMLI synthetic receptor test for viruses. Further, we have never made a profit, and there is no assurance that we will ever be profitable

FDA and other governmental regulations. Our Thrive business model is subject to federal, state, and local laws and regulations, including the Federal Food and Drug Administration ("FDA"). We cannot proceed with human diagnostic testing until we receive either the FDA Emergency Use Authorization ("EUA") or FDA approval. Our Thrive virus test, powered by Qanik, collects individual healthcare information in real-time. Consequently, all aspects of our technology must comply with the Health Insurance Portability and Accountability Act of 1996 ("HIPPA"), including but not limited to the transfer of testing information to the test subject's cell phone, any centralized data collection, including cloud storage and the transmission of test data to state and federal officials for tracing, tracking and other pandemic response purposes. Compliance and or changes in existing laws or regulations could require material expenses and negatively affect our financial results through lower sales or higher costs.

Competition. The human diagnostic testing industry is highly competitive, including very large and very well-funded companies. In the Covid space, there are dozens of FDA EUAs currently authorized with more submissions to the FDA each week. Our test must be able to compete with the tests currently in the marketplace and in existing use. The existing tests that already have their EUA will make it more difficult for us to achieve market penetration, revenues, and profits.

Dependence on key personnel. Our performance depends significantly upon the continued contributions of our executive officers, the executive officers of Qanik, and a highly trained and deeply experienced scientific team located in Estonia. The Estonian team pioneered the virus testing technology and has continuing responsibilities for ensuring its reliability and relevance to the demands of the marketplace. These officers, scientists, and other key personnel have many years of experience in their respective roles, making it difficult to replace them. If we lose key personnel or cannot recruit qualified personnel, our operations and ability to manage our business may be adversely affected. We do not maintain key-man life insurance policies for our officers, directors, or key personnel.



There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indictive of future results. See disclosures at the beginning.

Risk Factors Cont.

License to commercialize Qanik Intellectual Property. The Company is presently a small equity holder in Qanik, the owner of all intellectual property involved in the testing capability. Thrive does not own any of the intellectual property. Thrive holds a license of the technology for commercialization. Qanik will be solely responsible for defending against infringers and may not have the resources to mount a defense and enforce its patent. Also, no assurances can be given that the intellectual property of Qanik (i) will not infringe upon the intellectual property rights of others or (ii) that the patent and pending patent applications are valid or that they will be enforceable.

Thrive is a licensee of Qanik. The Company currently licenses its right to commercialize the technology from Qanik according to a binding and executed term sheet that can be renegotiated if the speed of regulatory approvals Thrive financing, the scaling of manufacturing, and a commercial rollout do not meet the expectations of the parties. Any of these contingencies could disrupt the agreed terms and cause us to lose our rights under that agreement.

Thrive has not fully paid the agreed Qanik. Thrive has only paid a small portion of its agreed licensing fee. If this or subsequent offerings do not raise enough capital, Thrive may not be able to pay the required fee and lose its license.

The current valuation of the Company is difficult to assess. Unlike publicly traded companies that list their shares on a stock exchange resulting in market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment. If and when the Company undertakes additional rounds of equity financing, your ownership interest in the Company represented by the shares you own will be diluted. As a percentage, you will own less of the Company as a result of each new round of capital raised.

Our investor presentation includes financial projections over the next twelve months. Our projections are the opinion of management regarding our ability to market and generate sales for our products and services. There are no assurances we will be able to achieve the revenue goals represented in those projections.

The auditor has included a "going concern" note in the financial statements. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through this Regulation CF crowdfunding round plus a Regulation A offering in the future, we may not accurately anticipate how quickly we may use the funds and if it is sufficient for our business to achieve profitability.

The Company will likely need more money. In this and its subsequent offerings, the Company might not sell enough shares to meet its operating needs or fulfill its plans. In this case, the Company may cease operating, including liquidating its assets and losing its license to intellectual property, which could lead to the total loss of your investment. Even if it sells all the common stock it's offering now, it will probably need to raise more funds in the future, and if it can't get them, the business could fail. Even if the Company does make a successful offering in the future, the terms of that offering might result in your investment in the Company being valued less. Later investors may get better terms, and the issuance of their shares may dilute your ownership.

You can't easily resell the securities. There are restrictions on how you can resell your securities. More importantly, there is currently no market for these securities. There might never be one. The Company may not achieve its goal of going public or get acquired by another company. That means the money you paid for these securities could be tied up for a long time.

You may have difficulty depositing your shares. Even if the Company successfully lists its shares to a stock exchange, you may have difficulty depositing your shares with a broker. Many licensed broker-dealers refuse to deposit shares listed on the Over The Counter ("OTC") exchange. The Company may need to raise enough capital to list to a major exchange for you to deposit your shares easily. The listing requirements of major exchanges are more difficult to achieve, and the Company may fail to meet those requirements.

 Overview

Overview

Thrive Testing & Biosafety, Inc. ("Thrive") is an equity stakeholder and U.S. Western States licensee of testing technology developed by Qanik DX, Inc. ("Qanik") with an option to license the remaining U.S. states. This internationally patented test represents the culmination of years of R&D and combines advances in biochemistry, nanotechnology, and photonics. The test detects targeted viruses in as little as 15 seconds by using nanotechnology to create "smart" synthetic receptors that bind with specific target spike proteins of a virus. A chemical reaction occurs when an individual virus protein binds with a receptor, emitting light that the photon detector (the "Reader") can measure bind reactions over the course of 15 seconds. This sensitivity to low levels of virus means the potential for **Asymptomatic Detection**.



DETECTED
VARIANT B.1.1.7
VIRUS NOT
DETECTED
DETECTED
SARS-CoV-2

For illustrative purposes only. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investme
Past performance is not indicative of future results. See disclosures at the beginning.

Overview Cont.

Initially developed to target hormones and later HIV, the test identifies viruses in saliva, blood, and mucus samples. The test can reveal the presence of the SARS-CoV-2 virus in human saliva. Lab results have validated the test detects extremely low viral loads. We intend to validate early, pre-symptomatic detection, a critical step in reducing the spread of any form of virus. Human diagnostic testing in the United States requires an Emergency Use Authorization ("EUA") or approval by the Food and Drug Administration ("FDA").

- Please sign up or check for updates on progress toward the FDA EUA.
- (See "Our Timeline for Commercialization" below.)

Other Locations for Testing

- Through our initial investors we have access to countries worldwide. We project that equipment and tests will be ready for commercial use in the fall of 2021. It is our intention to begin testing as soon as possible. If we are experiencing delays in receiving the FDA EUA, the following countries are potential sites for the first Thrive tests: Australia, New Zealand, the Philippines, Singapore, Vietnam, Thailand, India and Costa Rica.



Portable "Lab-on-the-Go"

For illustrative purposes only. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment.
Past performance is not indicative of future results. See disclosures at the beginning.

▸ The Challenge

The Challenge

There are many forms of viruses that are deadly to human beings. The list includes Marburg, Ebola, HIV, Hantavirus, Influenza, Dengue, Rotavirus, MERS-CoV, SARS-CoV, and our ongoing pandemic due to SARS-CoV-2 ("Covid19"). Currently, the world is facing wave after wave of Covid19 and its many variants as countries struggle to adapt. Millions of people have died, including over 575,000 in the US alone. Despite over 140 million fully vaccinated in the US to date, the virus continues to mutate into new forms contributing to an ongoing daily count of over 15,000 new cases every day in the US. Many countries worldwide have seen significant economic damage, as well.

The following excerpt is from the August 18, 2020 publication in the *Annals of Internal Medicine.* The notation "CI" is the "confidence interval" means the true result lies in between the stated range.

Results:

Over the 4 days of infection before the typical time of symptom onset (day 5), the probability of a false-negative result in an infected person decreases from 100% (95% CI, 100% to 100%) on day 1 to 67% (CI, 27% to 94%) on day 4. On the day of symptom onset, the median false-negative rate was 38% (CI, 18% to 65%). This decreased to 20% (CI, 12% to 30%) on day 8 (3 days after symptom onset) then began to increase again, from 21% (CI, 13% to 31%) on day 9 to 66% (CI, 54% to 77%) on day 21. https://www.acpjournals.org/doi/full/10.7326/M20-1495



Incubation
Presymptomatic
Symptomatic
Recovery
Recovery
Recovered
Viral Load
Contagious
Exposure
Day 1-5
Day 5-10
Day 11-14
Day 15- 30
Day 31-45
Day 46-60
Qamk X
Day 7-10
PCR/Antigen Tests
Antibody Tests

For illustrative purposes only. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Past performance is not indicative of future results. See disclosures at the beginning.

▸ Opportunity

The Opportunity
The world needs a highly accurate, fast, cheap test that can provide immediate results and reveal virus presence within the first 48 hours of exposure. Early detection allows quarantine before a person becomes contagious.
Thrive BioTest™
The Thrive BioTest™ test, administered in less than a minute, is highly accurate and can detect extremely low levels of live virus in a saliva sample. This provides the world with the test it needs to reopen safely and, with continuous testing, stay that way.
Qanik can adapt its virus test to detect all forms of viruses, known and yet to be discovered, on surfaces and in human beings. Thrive, the Qanik licensee will bring those tests to the people and places in need in the United States.
Thrive BioTest™
WELCOME KATHLEEN
Kathleen's COVID-19 Test
TESTED NEGATIVE
Thrive BioTest™
12 : 54 : 08
REMINDER: Your last Covid-19 test was more than 2 days ago, we recommend you test again.
For illustrative purposes only. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investm
performance is not indicative of future results. See disclosures at the beginning.





Thrive Demo Final.mov
from **FlashFunders**

▸ The Competition

The Competition
The current "gold standard" in testing is a molecular test called polymerase chain reaction ("PCR"). This approach amplifies strands of viral DNA in a sample to allow detection. Developed forty years ago and a breakthrough at the time, molecular tests have a well-known limitation, as described in "The Challenge" above. Antigen tests are another form of testing that uses diagnostic proteins to identify viruses. Antigen tests are rapid (15 minutes) but not sensitive enough to be used as an accurate or early diagnostic indicator. The Thrive Biopass™ powered by Qanik DX represents an evolutionary leap in testing.

	Qanik DX – QT Sensor and Cartridge	1. Antibody Detection Systems	2. Artificial Antibody Detection	3. Isothermal PCR Amplification
THRIVE point of care or entry	✓	✗	✗	✗
Direct detection of the CoVid virus	✓	✗	✗	✗
Rapid test, one minute or less	✓	✗	✗	✗
Low levels of virus detected	✓	✗	✗	✗
Cost ~ $50.00 (USD) and less upon scale	✓	✗	✗	✗
Low false-negative error rate	✓	✓	✓	✗
Realtime tracking to the cloud	✓	✗	✗	✗

1. Antibody Detection is the process of analyzing the immune system response to the virus after viral reproduction has begun. In other words, it only diagnoses the presence of a COVID-19 infection once the person has already developed the systemic disease and is contagious.
2. Artificial Antibodies: This form of testing is based on the binding of artificial antibodies with the virus itself (variations of ELISA method). This method requires producing quite a significant amount of artificial antibodies, which is costly.
3. RNA - PCR Methods are based on the detection of the virus RNA chain copies using isothermal PCR amplification methods. While the response time of the method is short (below 20 minutes), these tests are known to produce high false-negative rates.
For illustrative purposes only. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Past performance is not indicative of future results. See disclosures at the beginning.

▸ The Product

The Product

Thrive's "Lab on the Go" system includes the internationally patented Quantum Labeled Molecular Interaction technology ("qMLI"). It can test for specific viruses using saliva in under 1 minute and prior to symptoms. Additionally, Thrive BioTest™ has an extremely low virus load Level of Detection (LOD) capability. Using our encrypted infrastructure, test results flow seamlessly from the photonic reader to technician's table and the test subject's smart phone. When needed and agreed to by the test subject, Thrive can also send the test results to a healthcare provider, place of employment or government agency for tracing and tracking of an outbreak. These are critical steps in stopping the spread of any virus-related disease, saving lives, and keeping businesses open. The Thrive BioTest™ is perfect as a mass testing tool at hospitals, clinics, airports, hotels, schools, concerts, and any other venue where people want to gather in large numbers.

- Based on our evolving understanding of Covid, a negative test result will grant each user a 24 to 48-hour Thrive BioClear™, enabling the user to enter any Thrive Biosafety Partner area, event, or place of business.
- The Qanik DX/Thrive Biotest™ has been extensively vetted in the lab and in the field. As part of the European Union's biodefense readiness, the photonic reader has been used to detect organic compounds and bacteria by the EU military alliance.


Biosafety as a Service Delivery Model - Components
Capital Equipment
Trained and properly outfitted people to execute the scans
For virus detection - single use test kits
Long term care
Hospitals
Airports and Public transportation
Public Venues

For illustrative purposes only. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. performance is not indicative of future results. See disclosures at the beginning.



▸ The Market

The Market

The licensed territory for Thrive is the western eleven states of the United States. We have targeted the testing needs of the Hawaiian Islands and Washington State as our first two markets. We are looking more specifically at three potentials: television and film production, sporting and cultural events, and airport departures/arrivals. Our first customer, a testing company based in Honolulu, will add the Thrive Test as a testing method upon an issuance of the FDA's EUA.

There are many potential customers for Thrive Test inside the states of Hawaii and Washington, including hotels, cruise lines, schools, large corporate campuses, and event centers. Even with vaccinations, fast and accurate testing will be vital to the United States and the world's continued reopening and returning to everyday activities.

The Covid Tracking Project chart below shows the millions of Covid tests administered in the U.S. from March 3, 2020 to March 4, 2021


US DAILY REPORTED TESTS. 7-DAY AVERAGE LINE
Feb 29
Mar 7
2,000,000
1,500,000
1,000,000
500,000
0
The COVID Tracking Project

For illustrative purposes only. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. performance is not indicative of future results. See disclosures at the beginning.

▸ Commercialization

Timeline for Commercialization

July 1, 2021	August 15, 2021	September 15, 2021	October 1, 2021	October 15, 2021
FDA EUA	**FDA EUA**	**ThriveTest™**	**Testing**	**Testing**
• *Pre-submission of the testing technology by Qanik DX, Inc. Engineering design work underway at MPR*	• *Final submission to the FDA for Emergency Use Authorization.* • *First Reader shipped to Thrive Biosafety*	• *EUA issued (see NOTE below) Up to 1,500 tests per day begins in the Hawaiian Islands in partnership with V2 Safe Solutions'''*	• *Increase testing to 3,000 tests per day in the Hawaiian Islands. Additional Photonic Readers and test shipped to first mainland sites*	• *Increase testing to 5,000 tests per day in the Hawaiian Islands and first mainland test sites*

NOTE: An FDA Emergency Use Authorization ("EUA") is required before any testing can begin. Thrive can not guarantee an FDA EUA can or will ever be issued for this form of testing technology.

There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Past performance is not indicative of future results. See disclosures at the beginning."

▸ Offering Terms



Offering Terms

- Offering Amount: $5,000,000
- Securities Offered: Common Stock
- Total Shares Offered: 12,500,00 Shares
- Price Per Share: $0.40
- Minimum Purchase Amount: $200.00
- Intended IPO: Projected 4th Quarter 2021
- Current Issued Shares*:   26,500,00

*assuming fully subscribed Seed Round B

Financial numbers are estimated and subject to change. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Past performance is not indicative of future results. See disclosures at the beginning.

▸ Form C

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Executive Team



Guy Zajonc, J.D.
Chairman & CEO

- 40 years of experience as a business lawyer and entrepreneur, counseling numerous start-ups, early-stage private and public companies.

- Former general counsel and project manager to Deep Ocean Expeditions, Inc. the company responsible for pioneering tourist dives on the Titanic in partnership with the Russian Academy of Sciences deep submersible program. Guy also helped negotiate, document and project manage James Cameron's return to the Titanic to produce the feature film Ghosts of the Abyss and the production of "James Cameron's Expedition Bismarck".

- Founded Five by Five Media, Inc., a full-service television, and feature film production company. In partnership with IAC/Electus, Five by Five is best known for its Emmy-winning ABC series, Jamie Oliver's Food Revolution, and NBC series Fashion Star.

- Business degree from Southern Illinois University where he attended on a Division 1 NCAA track and field scholarship and a Juris Doctorate

from Gonzaga University School of Law.



Michael Pfeffer

President & Director

- Over 25 years of experience as an entrepreneur, CEO, Angel Investor and Venture Capitalist.
- More than half a dozen successful exits, ranging from 1x to more than 300x returns. Including, AllRecipes.com (acquired by Reader's Digest), Film.com (acquired by RealNetworks), InterNAP (NSDQ: INAP), Hoku Scientific [NSDQ:HOKU]), and Proxim Wireless (Terabeam acquired by YDI), and most recently Innovasc which was acquired for $275M.
- B.A. in Anthropology from University of California at Santa Barbara (1991), M.A. in Anthropology from University of Hawai`i at Manoa (1995), and a doctoral candidate at University of Washington from 1995-1997 before leaving the program to co-found Allrecipes.com.



Brad Herr, J.D., CPA, MBA

CFO & Director

- Over 30 years of corporate management experience in financial reporting functions, providing risk management oversight and, as a member management teams.
- Law practitioner for 13 years in securities law and participated as legal counsel or principal in private and public offerings raising more than $75 million.

FlashFunders | Thrive Bio Safety

- Brad has served as CFO, COO, President, and Board Member for several publicly traded and private companies.

- Bachelor of Science Degree in Business Accounting from the University of Montana; Juris Doctorate and MBA from Gonzaga University.

Sharon Anderson Morris
Advisor & Director



- CEO of FiReFilms, a membership-based organization supporting scientifically based documentaries to educate, inspire, and transform humanity, from conception through distribution. FiReFilms is an initiative of the Strategic News Service (SNS).

- Sharon was the co-founder, producer, and interviewer of global world changing technology leaders for the SNS / Park City "Future in Review" Speaker Series (2013-2017) in Park City and Salt Lake City, Utah.

- After receiving her undergraduate degree in International Business and French Translation, Sharon went on to Celanese Chemical Corp. while studying for her master's degree in International Business.

Investors

Simon Hackett
Seed A Investor



- After graduating from the University of Adelaide in 1986 (Bachelor of Science in Applied Mathematics and Computer Science), Simon Hackett was a part of the national university team that created the first emergence of the Internet in Australia.

- He was a co-creator of the world's first internet-connected Toaster, arguably the world's first IoT gadget, in 1990.

- In 1991 Simon founded Internode and grew the company into one of Australia's largest privately held Australian broadband companies, committed to excellent network quality and with a relentless focus on customer service. Simon sold Internode in 2011 for $105mAUD. Internode continues to win national customer service awards to this day.

- An avid pilot, Simon owns and flies various fixed-wing aircraft including a Stemme S10-VT motor glider, a Pipistrel Taurus Electro, and his Pilatus PC12.

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⬆ 6 Venture, Suite 395 Irvine, CA 92618

▭ (310) 504-3706

⬠ contact@flashfunders.com

THRIVE

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Reg CF Offering Summary

Anyone can invest within SEC-defined limits in Regulation CF offerings.

Amount Raised	$0.00
Investors	0
Security Type	Common Stock
Price Per Share	$0.40
Target Offering Amount	$1,000,000
Maximum Offering Amount	$5,000,000
Total Shares Offered	12,500,000

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THRIVE BIOSAFETY

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Diligence Documents

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(310) 504-3706

contact@flashfunders.com

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Important Disclosure: FlashFunders.com is operated by Sutter Securities Group, Inc. Certain securities related activities are conducted through (a) Sutter Securities Clearing, LLC, a registered broker-dealer and member FINRA/SIPC and (b) FlashFunders Funding Portal, LLC, a registered Funding Portal and member of FINRA, wholly-owned subsidiaries of Sutter Securities Group, Inc. By viewing and using FlashFunders, you agree to be bound by our Terms of Use and Privacy Policy. FlashFunders does not make investment recommendations. No communication, through this website or otherwise, should be construed as a recommendation for any securities offering on or off our platform. Securities on FlashFunders are offered pursuant to Section 4(a)(6), Regulation A+, Regulation D and Regulation S promulgated under, the Securities Act of 1933, as amended. Regulation D offerings on FlashFunders are only suitable for accredited investors. All company listings on FlashFunders are only appropriate for investors who are familiar with and willing to accept the high risk associated with startup investments. Securities sold through FlashFunders are not publicly traded and are not liquid investments. Companies seeking investments on FlashFunders tend to be in very early stages of development with little or no operating history. Investors must be able to afford to hold their investment for an indefinite period of time, as well as the ability to lose their entire investment. Securities offered on the FlashFunders website are offered directly by the issuers, and those issuers are solely responsible for the contents of any offering materials made available to prospective investors on the FlashFunders website. FlashFunders does not endorse any of the offering materials posted by issuers on the FlashFunders website, and prospective investors must conduct their own due diligence before making a decision to invest in any securities offered on the FlashFunders website.

EXHIBIT: D

VIDEO TRANSCIPTS

Video #1
White Board Explanation of the Thrive Virus test

When a new form of virus appears, it changes our world forever. That's what happened with Covid 19. So how do we get back to living our lives? First, even with the new vaccines, we are going to need to test people – a lot. That is one thing that will never change in a world of viruses, old and new.

Current tests, including the "gold standard," the RT-PCR test, produce too many false-negative results even when you are sick with Covid 19.

With a false negative test and thinking you are safe, you could have gone to the store, eaten at a restaurant, dropped off your kids, taken the bus, or gone to work spreading the virus despite your best intentions. And the people around you could be making the same mistake.

If we want to travel, gather with friends and family or return to our workplaces, we need a new form of testing. Testing that is fast, accurate, and affordable.

Say hello to the Thrive Test, a breakthrough form of testing developed by Qanik DX. It's portable and directly detects the Covid virus within 15 seconds and with a simple saliva sample. Your results appear on a technician's Bluetooth connect IPad and on your smartphone immediately.

How does it work?
Covid 19 attaches to receptors in your body. The Thrive Test mixes your saliva sample with human-made, synthetic receptors that imitate receptors in your body. When Covid binds itself to the imitation receptors, a laser can read the reaction.

A positive test means quarantining or finding treatment sooner, while follow-up tests chart your healing journey by measuring your viral load.

With the widespread use of a fast and accurate test, kids are in schools, fans are in stadiums, businesses are open to the public, and family gatherings are safe again.

Before human testing can begin in the United States, we need the FDA to issue an Emergency Use Authorization for our test. So, when you invest in Thrive, we invest part of that money in Qanik DX, helping them prepare to submit this test to the FDA and regulators in countries throughout the world. The future of virus testing for Covid, the Flu, HIV, SARS, MERS, and more is here. And it's called the Thrive Test by Qanik DX.

Video #2
Thrive Biosafety Test Demo Video – Script Final

In this video we're going to at the Thrive Biosafety virus test, developed by Qanik DX. The test uses a patented new technology called qLMI or quantum labeled molecular interaction. This is Dr. Alexi Kuznetsov, Chief Scientist at Qanik DX. While the technology can be adapted to test for any known virus, this demonstration will perform tests on the original Covid-19 virus and a newer variant.

To begin the process Dr. Alexi introduces a small amount of the qLMI reagent to a saliva sample. The sample is agitated and moved into the reader for analysis. The measurement takes about 15 seconds as the reader detects the degree of characteristic qLMI signal due to its interaction with the virus. Here we can see the results being graphed in real time. The falling graph indicates a reaction is taking place between the qLMI reagent and the virus present in the sample. This a graph of a different sample that contains no virus. No reaction is taking place and graph shows no change over time.

Now let's take a look at how the test would work in a field setting. The mobile lab is taken out of the case and the spectral analyzer is connected to the sample reader with a fiber optic cable. The spectral analyzer is then connected to a power source and a smart phone or laptop to read out the results. The sample is placed in the reader and the reaction will be detected in about 15 seconds if the virus is present.

These are the results of three separate tests, which will be simplified to "Detected" or "Not Detected". The speed of the reaction is also correlated with the strain of Covid as the spike protein binds with the synthetic receptor of the qLMI reagent at different rates.

Thrive Biosafety would like to thank the Qanik DX Team for their amazing work in developing this technology. As with any human diagnostic, FDA approval or FDA Emergency Use Authorization is required for use in the United States.

EXHIBIT E:

FORM OF SECURITY

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY FLASHFUNDERS, INC. (THE "PLATFORM") OR THROUGH FLASHFUNDERS FUNDING PORTAL, LLC (THE "PORTAL"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Thrive Testing and Biosafety, Inc.
        8514 South Sagewood Road
        Spokane, Washington 99223

Ladies and Gentlemen:

1. <u>Subscription</u>.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase shares of Common Stock (the "Securities"), of Thrive Testing and Biosafety, Inc., a Delaware Corporation (the "Company"), at a purchase price of $0.40 per share of Common Stock (the "Per Security Price"), upon the terms and conditions set forth herein. The rights of the Common Stock are as set forth in the Articles of Incorporation, The Delaware Code and under and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate number of Securities sold shall not exceed 12,500,000 (the "Oversubscription Offering"). The Company may accept subscriptions until July 26, 2022 (the "Termination Date"). Providing that subscriptions for 25,000 Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Sutter Securities Clearing, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by Securities Transfer Corporation (the "Transfer Agent"), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and nonassessable.

(d) <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) <u>Financial statements.</u> Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at March 31, 2016 and the related consolidated statements of income and cash flows since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Assure CPA, LLC, which has audited the Company Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) <u>Litigation</u>. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber.   By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations.   Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the   Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i) To the Company;

> (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

> (iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Shareholder information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject.
Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment.   Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>.   Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities.   Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. <u>Indemnity</u>. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement.   The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Washington.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE FLORIDA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS

SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to:
> Thrive Testing and Biosafety, Inc.
> Attn: Guy Zajonc
> 8514 South Sagewood Road
> Spokane, Washington 99223

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

> or to such other address as may be specified by written notice from time to time by the party
> entitled to receive such notice. Any notices, requests, demands or other
> communications by telecopy or cable shall be confirmed by letter given in accordance with (a)
> or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription

Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

THRIVE TESTING AND BIOSAFETY, INC

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase shares of Common Stock of Splash Beverage Group, Inc., by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

    (a)   The number of shares of Common Stock the undersigned hereby irrevocably subscribes for is:

        _____

        Number of Securities

    (b)   The aggregated purchase price (based on a purchase price of $0.40 per Security) for the shares of Common Stock the undersigned hereby irrevocably subscribes for is:

        _____

        Print aggregate purchase price

    (c)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

        _____

        Print name of owners or joint owners.

        If the Securities are to be purchased in joint names, both Subscribers must sign:

_____   _____
Signature   Signature

_____   _____
Name (Please Print)   Name (Please Print)

_____   _____
Email Address   Email Address

Address _____   Address _____

_____   _____

_____   _____

Telephone Number _____   Telephone Number _____

Social Security Number (EIN) _____   Social Security Number (EIN) _____

Date _____   Date _____

This Subscription is accepted by Thrive Testing and Biosafety, Inc.

By: _____
         Guy M. Zajonc – Chief Executive Officer

_____
Date